EXHIBIT No.1

September 16, 2005

To the Securities regulatory authorities

of each of the provinces of Canada

Re : Report of Voting Results pursuant to section 11.3 of National Instrument 51-102

The following matters were put to vote at the Annual General Meeting of the Shareholders of The Jean Coutu Group (PJC) Inc. (“the Company”) held on September 15, 2005:

Outcome of vote

1. The election of the following nominees as directors of the Company for the ensuing year or until their successors are elected or appointed: Lise Bastarache, François J. Coutu, Jean Coutu, Louis Coutu, Michel Coutu, Marie-Josée Coutu, Sylvie Coutu, L. Denis Desautels, Marcel Dutil, Nicolle Forget, Claire Léger, Pierre Legault, Yvon Martineau, Érik Péladeau, Roseann Runte and Dennis Wood

Resolution approved by a majority of shareholders by a show of hands

2. Appointment of Deloitte & Touche LLP, as auditors for the Company and authorisation for the Board of Director to fix their remuneration.	Resolution approved by a majority of shareholders by a show of hands

For additional information, please refer to the Company’s Management Proxy Circular dated August 2, 2005, filed in connection to the Annual General Meeting.

Trusting the whole to your entire satisfaction, we remain

Yours truly,
/s/ Kim Lachapelle
Kim Lachapelle, Corporate Secretary